Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 26
DATED APRIL 17, 2002
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 26 to you in order to supplement our prospectus and its supplements. This supplement, dated April 17, 2002 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments," and "Plan of Distribution" sections of our prospectus. This Supplement No. 26 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 25 dated April 4, 2002, Supplement No. 24 dated March 11, 2002, Supplement No. 23 dated February 28, 2002, Supplement No. 22 dated February 21, 2002, Supplement No. 21 dated February 7, 2002 and Supplement No. 20 dated February 1, 2002 (which superseded Supplement No. 19 dated January 17, 2002, Supplement No. 18 dated January 3, 2002, Supplement No. 17 dated December 17, 2001, Supplement No. 16 dated December 6, 2001, Supplement No. 15 dated November 29, 2001, Supplement No. 14 dated November 20, 2001 and Supplement No. 13 dated November 1, 2001 (which superseded Supplement No. 12 dated October 29, 2001, Supplement No. 11 dated October 5, 2001, Supplement No. 10 dated September 20, 2001, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001, No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)))) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

Eckerd Drug Stores

On April 12, 2002, we purchased the land for the following separate, to be constructed freestanding retail properties known as Eckerd Drug Stores from JDH Development, an unaffiliated third party. Our total acquisition cost for the land, including expenses, was approximately $2,140,000. We intend to fund the development of these properties. Our total acquisition cost after development is expected to be approximately $5,617,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $227 per square foot of leasable space.
Location	Square Feet	Total Cost ($)

U.S. 29 & Pitts School Road	10,908	2,334,000
Concord, North Carolina

SC Highway 160 and Gold Hill Road	13,824	3,283,000
Tega Cay, South Carolina

We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date after completion of the development.

All other information relating to these properties remains unchanged from the information provided in Supplement No. 23.

Target Center, Columbia, South Carolina

On April 10, 2002, we purchased a newly constructed shopping center known as Target Center located on approximately 12 acres and containing 79,253 gross leasable square feet. The center is located at 10204 Two Notch Road, Columbia, South Carolina.

We purchased Target Center from ZP No. 108, LLC, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $7,622,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $96 per square foot of leasable space.

Target Center was completed in the first quarter of 2002 and as of April 1, 2002 was 100% leased and occupied.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

All other information relating to this property remains unchanged from the information provided in Supplement No. 20.

Investment Objectives and Policies

Plan of Distribution

The subsection entitled "Plan of Distribution - General" on page 180 of our prospectus is modified and supplemented by the addition of the following paragraph at the end of the subsection.

General

We elected to extend our follow-on offering in all 50 states and in the District of Columbia until a date no later than February 1, 2003. We inadvertently failed to file an application to extend the offering for another year in the State of North Carolina. We have sold a total of 110,585.415 shares of our common stock since February 1, 2002 to residents of the State of North Carolina for gross proceeds of $1,105,854.15. Such sales may have violated the North Carolina Securities Act because the shares were not registered in North Carolina at the time of the sale. If such a violation is found to have occurred, each of the purchasers of such shares may have the right to require that we repurchase such shares at a price in cash equal to the consideration originally paid for the shares, plus interest from the date of their purchase, less the amount of any dividends received on the shares. Alternatively, if the shares are no longer owned by the purchaser, we may be required to pay in cash damages equal to the amount paid for the shares, less the amount of any dividends received on the shares and the value of the shares on the date the shares were sold, plus interest on the remainder from the date the shares were sold. In the opinion of management, any liability which we may have as a result of such rescission claim would not have a material adverse effect on our financial condition. We have filed an application to extend the offering until a date no later than February 1, 2003 in the State of North Carolina. We have made rescission offers to all purchasers who are residents of the State of North Carolina who have purchased our shares since February 1, 2002.

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of April 12, 2002, we had sold 34,900,265 shares in our current offering resulting in gross proceeds of $347,108,554. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of April 12, 2002, we had incurred $29,578,820 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $317,529,734 of net proceeds from the sale of those 34,900,265 shares. An additional 1,188,990 shares have been sold pursuant to our Distribution Reinvestment Program as of April 12, 2002, for which we have received additional net proceeds of $11,295,405. As of April 12, 2002, we had repurchased 201,704 shares through our Share Repurchase Program resulting in disbursements totaling $1,849,680. As a result, our net offering proceeds from both offerings total approximately $451,842,383 as of April 12, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $4,500,000 are included in the purchase prices we have paid for all our properties purchased through April 12, 2002. As of April 12, 2002, we had invested approximately $332,850,000 in properties that we purchased for an aggregate purchase price of approximately $734,800,000, and we had invested approximately $2,880,000 for an investment in a joint venture with the developer of a shopping center. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of April 12, 2002, we had net offering proceeds of approximately $90,000,000 available for investment in additional properties. As of April 12, 2002, we have committed to the acquisition of an additional $149,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.